UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Commencement of Consent Solicitation for 6.404% Senior Notes due 2029

On May 7, 2026, Marex Group plc (the “Company”) issued a press release announcing it has commenced the solicitation of consents from holders of its 6.404% Senior Notes due 2029 (the “Notes”) with respect to the adoption of certain proposed amendments to the Indenture, dated as of October 15, 2024, as supplemented by the First Supplemental Indenture, dated as of November 4, 2024, each between the Company and Citibank, N.A., as the trustee (the “Consent Solicitation”).

A copy of the press release announcing the Consent Solicitation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated May 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: May 7, 2026